UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-37403

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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On March 14, 2016, Amaya Inc. (the “Company”) announced, among other things, its financial results for the three-month period and year ended December 31, 2015. On the same date, the Company (i) issued a news release with respect to the same (the “Release”), (ii) filed its Annual Report on Form 40-F (the “40-F”) with the U.S. Securities and Exchange Commission, and (iii) filed on SEDAR at www.sedar.com its 2015 annual information form (the “AIF”), audited consolidated financial statements, management’s discussion and analysis and applicable management certifications. In connection with the filing of the AIF and as required by applicable Canadian securities laws, the Company also filed on SEDAR at www.sedar.com the following agreements: (i) First Lien Credit Agreement, as amended on August 12, 2015, by and among the parties to the Company’s previously filed First Lien Credit Agreement, dated August 1, 2014 (the “First Lien Amendment”), and (ii) Amendment No. 1 to that Second Lien Credit Agreement, dated August 12, 2015, by and among the parties to the Company’s previously filed Second Lien Credit Agreement, dated August 1, 2014 (the “Second Lien Amendment”).

Copies of the Release, the First Lien Amendment and the Second Lien Amendment are each attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: March 14, 2016	By:	/s/ Daniel Sebag
	Name:	Daniel Sebag
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated March 14, 2016

99.2	First Lien Credit Agreement, as amended on August 12, 2015, by and among the parties to the Company’s previously filed First Lien Credit Agreement, dated August 1, 2014

99.3	Amendment No. 1 to that Second Lien Credit Agreement, dated August 12, 2015, by and among the parties to the Company’s previously filed Second Lien Credit Agreement, dated August 1, 2014.